UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Checkmate Pharmaceuticals, Inc.

(Name of Subject Company)

Scandinavian Acquisition Sub, Inc.

(Offeror)

Regeneron Pharmaceuticals, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

162818108

(Cusip Number of Class of Securities)

Joseph J. LaRosa

Executive Vice President, General Counsel and Secretary

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew R. Brownstein
Victor Goldfeld
John L. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York Corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Checkmate Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per share of $10.50, net to the seller in cash, without interest and subject to reduction for any applicable withholding taxes, pursuant to the Agreement and Plan of Merger, dated as of April 18, 2022, by and among Parent, Purchaser and the Company.

Forward-Looking Statements

This communication includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron”) and Checkmate Pharmaceuticals, Inc. (“Checkmate”) and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Checkmate’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to Regeneron’s ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Regeneron and Checkmate will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Regeneron’s or Checkmate’s common stock and/or Regeneron’s or Checkmate’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s or Checkmate’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron and Checkmate rely; Regeneron's, Checkmate’s, and their collaborators' ability to continue to conduct research and clinical programs; Regeneron's and Checkmate’s ability to manage their supply chains; Regeneron’s ability to manage net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron's Products”); the nature, timing, and possible success and therapeutic applications of Regeneron's Products, product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, “Regeneron's Product Candidates”), and product candidates being developed by Checkmate, such as vidutolimod; the extent to which the results from the research and development programs conducted by Regeneron, Checkmate, and/or their collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; the potential of the Toll-like receptor 9 (TLR9) agonist technology discussed in this communication; uncertainty of the utilization, market acceptance, and commercial success of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod and the impact of studies (whether conducted by Regeneron, Checkmate or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron's Product Candidates and vidutolimod and new indications for Regeneron's Products; the ability of Regeneron's and Checkmate’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron's Products, Regeneron's Product Candidates, and vidutolimod; the ability of Regeneron and/or its collaborators to manufacture and manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron's Products, Regeneron’s Product Candidates, and vidutolimod in patients, including serious complications or side effects in connection with the use of Regeneron's Products, Regeneron's Product Candidates, and vidutolimod in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's Products, Regeneron's Product Candidates, or Checkmate’s ability to continue to develop or commercialize vidutolimod; and competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron's Products, Regeneron's Product Candidates, or vidutolimod. A more complete description of these and other material risks can be found in Regeneron's and Checkmate’s filings with the U.S. Securities and Exchange Commission, including their Forms 10-K for the year ended December 31, 2021 as well as the Schedule TO and related tender offer documents to be filed by Regeneron and Scandinavian Acquisition Sub, Inc. and the Schedule 14D-9 to be filed by Checkmate, and, if applicable, the proxy statement referenced below. Any forward-looking statements are made based on the current beliefs and judgments of Regeneron’s and Checkmate’s management, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron or Checkmate. Regeneron and Checkmate do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Checkmate, nor is it a substitute for the tender offer materials that Checkmate, Regeneron or its acquisition subsidiary, Scandinavian Acquisition Sub, Inc. will file with the Securities and Exchange Commission (“SEC”). The solicitation and offer to buy Checkmate stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Regeneron intends to file with the SEC. At the time the tender offer is commenced, Regeneron and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO and thereafter Checkmate will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Under certain circumstances described in the definitive transaction documents, Regeneron may determine to instead to terminate or withdraw the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Checkmate stockholders to approve the merger. CHECKMATE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND, IF APPLICABLE, THE PROXY STATEMENT BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHECKMATE SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING WITH RESPECT TO THE TENDER OFFER, OR, IF APPLICABLE, VOTING ON THE TRANSACTION. The Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents, as well as the Solicitation/Recommendation Statement, and if applicable, the proxy statement will be made available to all stockholders of Checkmate at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Regeneron or Checkmate. Copies of the documents filed with the SEC by Checkmate will be available free of charge on Checkmate’s website at https://ir.checkmatepharma.com or by contacting Checkmate’s Investor Relations Department at (617) 682-3625. Copies of the documents filed with the SEC by Regeneron will be available free of charge on Regeneron’s website at https://investor.regeneron.com or by contacting Regeneron’s Investor Relations Department at invest@regeneron.com or (914) 847-7741.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, and if applicable, the proxy statement, Regeneron and Checkmate each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information filed by Regeneron or Checkmate at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Regeneron’s and Checkmate’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

If the tender offer is terminated and the transaction is to be effected by merger only, in which case, the approval of Checkmate stockholders must be obtained, Regeneron, Checkmate and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Checkmate’s stockholders in connection with the proposed transaction. Information regarding Regeneron’s directors and executive officers is available in its proxy statement that was filed with the SEC; information regarding Checkmate’s directors and executive officers is available in its proxy statement that was filed with the SEC. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the transaction.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. on April 19, 2022

99.2	Social Media Post from April 19, 2022